SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No.     )*

Navistar International Corporation

(Name of Issuer)

Common Stock, Par Value $0.10

(Title of Class of Securities)

63934E108

(CUSIP Number)

Doron Lipshitz, Esq. O’Melveny & Myers LLP 7 Times Square New York, New York 10036 (212) 326-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 18 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	63934E108	13D	Page 2 of 18 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,763,794
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,763,794
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,540,455
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.	63934E108	13D	Page 3 of 18 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,763,794
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,763,794
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,540,455
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	63934E108	13D	Page 4 of 18 Pages

1	NAMES OF REPORTING PERSONS MHR FUND MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,022,502
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,022,502
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,335,837
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	63934E108	13D	Page 5 of 18 Pages

1	NAMES OF REPORTING PERSONS MARK H. RACHESKY, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,022,502
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,022,502
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,335,837
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN; HC

Page 6 of 18 Pages

Page 7 of 18 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to shares of common stock, par value $0.10 per share (the “Common Stock”), of Navistar International Corporation (the “Issuer”).

The address of the principal executive offices of the Issuer is:

2701 Navistar Drive

Lisle, Illinois 60532

Item 2.	Identity and Background.

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	MHR Institutional Partners III LP (“Institutional Partners III”);

2.	MHR Institutional Advisors III LLC (“Institutional Advisors III”);

3.	MHR Fund Management LLC (“Fund Management”); and

4.	Mark H. Rachesky, M.D. (“Dr. Rachesky”).

This Statement relates to securities held for the accounts of each of MHR Capital Partners Master Account LP, a limited partnership organized in Anguilla, British West Indies (“Master Account”), MHR Capital Partners (100) LP (“Capital Partners (100)”) and Institutional Partners III, each (other than Master Account) a Delaware limited partnership. MHR Advisors LLC (“Advisors”) is the general partner of each of Master Account and Capital Partners (100) and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the accounts of each of Master Account and Capital Partners (100). Institutional Advisors III is the general partner of Institutional Partners III and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the account of Institutional Partners III. Fund Management is a Delaware limited liability company that is an affiliate of and has an investment management agreement with Master Account, Capital Partners (100) and Institutional Partners III and other affiliated entities, pursuant to which it has the power to vote or direct the vote and to dispose or to direct the disposition of the shares of Common Stock reported herein and, accordingly, Fund Management may be deemed to beneficially own the shares of Common Stock reported herein which are held for the accounts of each of Master Account, Capital Partners (100) and Institutional Partners III. Dr. Rachesky is the managing member of Advisors, Institutional Advisors III and Fund Management and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the accounts of each of Master Account, Capital Partners (100) and Institutional Partners III.

The Reporting Persons:

The principal business of Institutional Partners III is investment in securities. Institutional Advisors III is a Delaware limited liability company and the general partner of Institutional Partners III. The principal business of Institutional Advisors III is to provide management and advisory services to Institutional Partners III. Fund Management is a Delaware limited liability company. The principal business of Fund Management is to provide management and advisory services to each of Master Account, Capital Partners (100) and Institutional Partners III and to other affiliated entities. Current information concerning the identity and background of the director and officer of Institutional Advisors III and Fund Management is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2. Dr. Rachesky is the managing member of Advisors, Institutional Advisors III and Fund Management. The principal occupation of Dr. Rachesky, a United States citizen, is investment management.

Each Reporting Person’s principal business address is 40 West 57th Street, 24th Floor, New York, New York 10019.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he or it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Page 8 of 18 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

From May 22, 2012 to June 13, 2012, Master Account, Capital Partners (100) and Institutional Partners III acquired an aggregate of 3,022,502 shares of Common Stock in open market purchases for aggregate consideration (excluding commissions) of approximately $82,075,037. All of the funds required to acquire such shares were obtained from the capital of Master Account, Capital Partners (100) and Institutional Partners III.

Master Account, Deutsche Bank AG, London Branch (“DB”) and Deutsche Bank Securities Inc. as agent (the “Agent”), entered into a share forward transaction, dated as of June 6, 2012 (the “DB Master Account Forward Transaction”) relating to 412,088 shares of Common Stock. All of the funds required to acquire such shares are expected to be obtained from the capital of Master Account.

Capital Partners (100), DB and Agent entered into a share forward transaction, dated as of June 6, 2012 (the “DB Capital Partners (100) Forward Transaction”) relating to 55,093 shares of Common Stock. All of the funds required to acquire such shares are expected to be obtained from the capital of Capital Partners (100).

Institutional Partners III, DB and Agent entered into a share forward transaction, dated as of June 6, 2012 and amended and restated on June 12, 2012 (the “DB Institutional Partners III Forward Transaction” and, together with the DB Master Account Forward Transaction and the DB Capital Partners (100) Forward Transaction, the “DB Forward Transactions”) relating to 5,016,575 shares of Common Stock. All of the funds required to acquire such shares are expected to be obtained from the capital of Institutional Partners III.

Master Account and Société Générale (“SG”) entered into a share forward transaction, dated as of June 14, 2012 (the “SG Master Account Forward Transaction”) which, as of the close of business on June 14, 2012, relates to 61,292 shares of Common Stock. All of the funds required to acquire such shares are expected to be obtained from the capital of Master Account.

Capital Partners (100) and SG entered into a share forward transaction, dated as of June 14, 2012 (the “SG Capital Partners (100) Forward Transaction”) which, as of the close of business on June 14, 2012, relates to 8,201 shares of Common Stock. All of the funds required to acquire such shares are expected to be obtained from the capital of Capital Partners (100).

Institutional Partners III and SG entered into a share forward transaction, dated as of June 14, 2012 (the “SG Institutional Partners III Forward Transaction” and, together with the SG Master Account Forward Transaction and the SG Capital Partners (100) Forward Transaction, the “SG Forward Transactions”) which, as of the close of business on June 14, 2012, relates to 760,086 shares of Common Stock. All of the funds required to acquire such shares are expected to be obtained from the capital of Institutional Partners III.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock reported herein because of their view that the shares are undervalued. The Reporting Persons may seek to engage in discussions with management and others concerning the business and operations of the Company.

(a) Depending upon a variety of factors, including, without limitation, the price levels of shares of Common Stock, the financial condition, results of operations and prospects of the Issuer, conditions in the Issuer’s industry and securities markets, general economic, industry, regulatory and other conditions, general investment and trading policies of the Reporting Persons, other investment opportunities available to the Reporting Persons, and other factors that they may deem relevant to their investment decision, the Reporting Persons may from time to time acquire, or cause to be acquired, additional securities of the Issuer or dispose, or cause to be disposed, such securities, in open market transactions, privately negotiated transactions, derivative transactions or otherwise.

The Reporting Persons reserve the right, from time to time, to formulate plans or proposals that relate to or would result in the occurrence of any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons intend from time to time to evaluate the Issuer and review their holdings of shares of Common Stock on a continuing basis and may in the future take such actions with respect to their investment in the Issuer as they deem appropriate. Such actions include, without limitation: (i) increasing or decreasing their position in the Issuer; (ii) seeking to acquire or influence control of the Issuer, the means of which may include representation on the board of the Issuer; (iii) engaging in short selling of or any hedging or similar transaction with respect to shares of Common Stock; (iv) undertaking an extraordinary corporate transaction such as a tender offer or exchange offer for some or all of the shares of Common Stock or a merger, consolidation, other business combination or reorganization involving Issuer; or (v) taking any other action to enhance shareholder value. The information set forth in this Item 4 is subject to change at any time, and there can be no assurances that any of the Reporting Persons will or will not take any of the actions described above.

Page 9 of 18 Pages

The information set forth in Item 6 below and Exhibits 2 through 7 to this Statement are incorporated into this Item 4 by reference.

Item 5.	Interest in Securities of the Issuer.

The percentages set forth below are calculated based on information contained in the Issuer’s Form 10-Q for the quarterly period ended April 30, 2012, which disclosed that there were 68,546,949 shares of Common Stock outstanding as of May 31, 2012.

(a) (i) Master Account may be deemed to be the beneficial owner of 701,587 shares of Common Stock held for its own account (approximately 1.0% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 228,207 shares of Common Stock held directly, (B) 412,088 shares of Common Stock subject to the DB Master Account Forward Transaction and (C) 61,292 shares of Common Stock subject to the SG Master Account Forward Transaction.

(ii) Capital Partners (100) may be deemed to be the beneficial owner of 93,795 shares of Common Stock held for its own account (approximately 0.1% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 30,501 shares of Common Stock held directly, (B) 55,093 shares of Common Stock subject to the DB Capital Partners (100) Forward Transaction and (C) 8,201 shares of Common Stock subject to the SG Capital Partners (100) Forward Transaction.

(iii) Advisors may be deemed to be the beneficial owner of 795,382 shares of Common Stock (approximately 1.2% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 701,587 shares of Common Stock held for the account of Master Account and (B) 93,795 shares of Common Stock held for the account of Capital Partners (100).

(iv) Institutional Partners III may be deemed to be the beneficial owner of 8,540,455 shares of Common Stock held for its own account (approximately 12.5% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3 (d)(1)(i) under the Act). This number consists of (A) 2,763,794 shares of Common Stock held directly, (B) 5,016,575 shares of Common Stock subject to the DB Institutional Partners III Forward Transaction and (C) 760,086 shares of Common Stock subject to the SG Institutional Partners III Forward Transaction.

(v) Institutional Advisors III may be deemed to be the beneficial owner of 8,540,455 shares of Common Stock (approximately 12.5% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of 8,540,455 shares of Common Stock held for the account of Institutional Partners III.

(vi) Fund Management may be deemed to be the beneficial owner of 9,335,837 shares of Common Stock (approximately 13.6% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the shares of Common Stock otherwise described in this Item 5 by virtue of Fund Management’s investment management agreement with Master Account, Capital Partners (100) and Institutional Partners III.

(vii) Dr. Rachesky may be deemed to be the beneficial owner of 9,335,837 shares of Common Stock (approximately 13.6% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the shares of Common Stock otherwise described in this Item 5 by virtue of Dr. Rachesky’s position as the managing member of each of Advisors, Institutional Advisors III and Fund Management.

Page 10 of 18 Pages

(b) (i) Master Account may be deemed to have (x) the sole power to direct the disposition of 228,207 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above, and (y) the sole power to direct the voting of 228,207 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above.

(ii) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 30,501 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above, and (y) the sole power to direct the voting of 30,501 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above.

(iii) Advisors may be deemed to have (x) the sole power to direct the disposition of 258,708 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above, and (y) the sole power to direct the voting of 258,708 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above.

(iv) Institutional Partners III may be deemed to have (x) the sole power to direct the disposition of 2,763,794 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners III as described above, and (y) the sole power to direct the voting of 2,763,794 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners III as described above.

(v) Institutional Advisors III may be deemed to have (x) the sole power to direct the disposition of 2,763,794 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors III as described above, and (y) the sole power to direct the voting of 2,763,794 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors III as described above.

(vi) Fund Management may be deemed to have (x) the sole power to direct the disposition of 3,022,502 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above, and (y) the sole power to direct the voting of 3,022,502 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above.

(vii) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of 3,022,502 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above, and (y) the sole power to direct the voting of 3,022,502 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above.

(c) See Annex B.

(d) (i) The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Stock held for the account of Master Account in accordance with their partnership interests in Master Account.

(ii) The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Stock held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).

(iii) The partners of Institutional Partners III, including Institutional Advisors III, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Stock held for the account of Institutional Partners III in accordance with their partnership interests in Institutional Partners III.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

DB Forward Transactions

Pursuant to the DB Master Account Forward Transaction, DB has agreed to sell to Master Account, for settlement no later than June 12, 2013, 412,088 shares of Common Stock at the DB Forward Price per Share (as defined below). The DB Master Account Forward Transaction may be settled, at the election of Master Account, in cash or by delivery of shares of Common Stock.

Pursuant to the DB Capital Partners (100) Forward Transaction, DB has agreed to sell to Capital Partners (100), for settlement no later than June 12, 2013, 55,093 shares of Common Stock at the DB Forward Price per Share (as defined below). The DB Capital Partners (100) Forward Transaction may be settled, at the election of Capital Partners (100), in cash or by delivery of shares of Common Stock.

Page 11 of 18 Pages

Pursuant to the DB Institutional Partners III Forward Transaction, DB has agreed to sell to Institutional Partners III, for settlement no later than June 12, 2013, 5,016,575 shares of Common Stock at the DB Forward Price per Share. The DB Institutional Partners III Forward Transaction may be settled at any time at the election of Institutional Partners III in cash. In addition, the DB Institutional Partners III Forward Transaction may be settled at any time, at the election of Institutional Partners III, following the date that all required filings and any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 have been made or have expired (the “HSR Act Condition”), by delivery of Common Stock.

Each of Master Account, Capital Partners (100) and Institutional Partners III has agreed with DB that, while each of their respective DB Forward Transactions are outstanding, such MHR fund, their respective affiliated funds and any member of a “group” (as defined under Section 13(d) of the Exchange Act) to which they disclose that they are a party will not own or otherwise have aggregate economic exposure to more than 14.99% of the shares of Common Stock outstanding at such time.

In the event that Master Account, Capital Partners (100) or Institutional Partners III elect to physically settle their respective DB Forward Transactions, such MHR entity is required to pay the DB Forward Price per Share to DB in exchange for each share of Common Stock underlying the DB Forward Transaction. If the relevant MHR fund elects physical settlement, the settlement date will occur on the fifth business day following the date of such election. The “DB Forward Price per Share” is initially $25.5399 and increases each day based on a formula that generally equals the initial DB Forward Price per Share multiplied by an interest rate generally equal to one-month LIBOR plus 0.85% per annum compounded monthly. If any DB Forward Transaction is settled in cash, Master Account, Capital Partners (100) or Institutional Partners III will generally obtain the gain from any positive price performance and suffer the loss from any negative price performance when compared to the DB Forward Price per Share on the notional number of shares of Common Stock subject to the DB Forward Transactions, subject to certain fees payable to DB. If the relevant MHR fund elects cash settlement, the cash settlement date will occur three business days following the expiration of a fifteen (15) business day price averaging period commencing two business days following the date of such election.

SG Forward Transactions

Pursuant to the SG Master Account Forward Transaction, SG has agreed to sell to Master Account, for settlement no later than the date that is 12 months from the Trade Date (as defined below), shares of Common Stock then subject to the SG Master Account Forward Transaction at the SG Forward Price per Share (as defined below). The “Trade Date” is the earlier to occur of (i) the date on which SG or its affiliate completes its hedges in connection with the applicable SG Forward Transaction, and (ii) the date designated by the relevant MHR fund by written notice to SG, in each case which must occur not later than September 14, 2012. The SG Master Account Forward Transaction may be settled, at the election of Master Account, in cash or by delivery of shares of Common Stock.

Pursuant to the SG Capital Partners (100) Forward Transaction, SG has agreed to sell to Capital Partners (100), for settlement no later than the date that is 12 months from the Trade Date (as defined above), shares of Common Stock then subject to the SG Capital Partners (100) Forward Transaction at the SG Forward Price per Share (as defined below). The SG Capital Partners (100) Forward Transaction may be settled, at the election of Master Account, in cash or by delivery of shares of Common Stock.

Pursuant to the SG Institutional Partners III Forward Transaction, SG has agreed to sell to Institutional Partners III, for settlement no later than the date that is 12 months from the Trade Date (as defined above), shares of Common Stock then subject to the SG Institutional Partners III Forward Transaction at the SG Forward Price per Share (as defined below). The SG Institutional Partners III Forward Transaction may be settled at any time at the election of Institutional Partners III in cash. In addition, the SG Institutional Partners III Forward Transaction may be settled at any time, at the election of Institutional Partners III, following the satisfaction of the HSR Act Condition, by delivery of Common Stock.

Each of Master Account, Capital Partners (100) and Institutional Partners III has agreed with SG that, while each of their respective SG Forward Transactions are outstanding, such MHR fund, their respective affiliated funds and any member of a “group” (as defined under Section 13(d) of the Exchange Act) to which they disclose that they are a party will not own or otherwise have aggregate economic exposure to more than 14.99% of the shares of Common Stock outstanding at such time.

Page 12 of 18 Pages

In the event that Master Account, Capital Partners (100) or Institutional Partners III elect to physically settle their respective SG Forward Transactions, such MHR entity is required to pay the SG Forward Price per Share to SG in exchange for each share of Common Stock underlying the SG Forward Transaction. If the relevant MHR fund elects physical settlement, the settlement date will occur on the fifth business day following the date of such election. The “SG Forward Price per Share” will equal a weighted average of the VWAP price of the shares of Common Stock obtained during SG’s hedging period multiplied by 1.10% per annum plus certain fees payable to SG, and thereafter, the SG Forward Price per Share will increase generally at a rate equal to one-month LIBOR plus 0.85% per annum compounded monthly. If any SG Forward Transaction is settled in cash, Master Account, Capital Partners (100) or Institutional Partners III will generally obtain the gain from of any positive price performance and suffer the loss from any negative price performance when compared to the SG Forward Price per Share on the notional number of shares of Common Stock subject to the SG Forward Transactions, subject to certain fees payable to SG. If the relevant MHR fund elects cash settlement, the cash settlement date will occur three business days following the expiration of a fifteen (15) business day price averaging period commencing two business days following the date of such election.

Copies of the DB Master Account Forward Transaction, DB Capital Partners (100) Forward Transaction, DB Institutional Partners III Forward Transaction, SG Master Account Forward Transaction, SG Capital Partners (100) Forward Transaction and SG Institutional Partners III Forward Transaction are attached hereto as Exhibits 2 through 7, respectively, and incorporated herein by reference.

The foregoing summary of the DB Forward Transactions and SG Forward Transactions is qualified in its entirety by reference to the full text of the DB Forward Transactions and SG Forward Transactions.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person, including any other securityholder of the Issuer, with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement, dated as of June 14, 2012, by and among Institutional Partners III, Institutional Advisors III, Fund Management and Dr. Rachesky.

2	Forward Transaction Agreement, dated as of June 6, 2012, by and between Master Account, DB and Agent.

3	Forward Transaction Agreement, dated as of June 6, 2012, by and between Capital Partners (100), DB and Agent.

4	Amended and Restated Forward Transaction Agreement, dated as of June 12, 2012, by and between Institutional Partners III, DB and Agent.

5	Forward Transaction Agreement, dated as of June 14, 2012, by and between Master Account and SG.

6	Forward Transaction Agreement, dated as of June 14, 2012, by and between Capital Partners (100) and SG.

7	Forward Transaction Agreement, dated as of June 14, 2012, by and between Institutional Partners III and SG.

Page 13 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: June 14, 2012	MHR INSTITUTIONAL PARTNERS III LP

	By:	MHR Institutional Advisors III LLC,
its General Partner

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MHR INSTITUTIONAL ADVISORS III LLC

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MHR FUND MANAGEMENT LLC

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MARK H. RACHESKY, M.D.

	By:	/s/ Janet Yeung, Attorney in Fact

Page 14 of 18 Pages

Annex A

Director and officer of Institutional Advisors III and Fund Management

Name/Citizenship	Principal Occupation	Business Address
Mark H. Rachesky, M.D.	President	40 West 57th Street
(United States)		24th Floor
New York, NY 10019

Page 15 of 18 Pages

Annex B

The following tables describe transactions in shares of Common Stock that were effected during the past sixty days by the persons named in response to paragraph (a) of this Item 5.

Transaction Date	Person Named in Item 5(a)	Common Stock Acquired	Weighted Average Price ($) [1] [2]	Price Range ($)	Description of Transaction

May 22, 2012	Master Account	17,251	28.0559	27.7499 - 28.28	Open Market Purchase

May 22, 2012	Capital Partners (100)	2,305	28.0559	27.7499 - 28.28	Open Market Purchase

May 22, 2012	Institutional Partners III	208,544	28.0559	27.7499 - 28.28	Open Market Purchase

May 23, 2012	Master Account	27,227	27.2241	26.86 - 27.78	Open Market Purchase

May 23, 2012	Capital Partners (100)	3,639	27.2241	26.86 - 27.78	Open Market Purchase

May 23, 2012	Institutional Partners III	329,134	27.2241	26.86 - 27.78	Open Market Purchase

May 24, 2012	Master Account	13,388	27.7485	27.29 - 28.04	Open Market Purchase

May 24, 2012	Capital Partners (100)	1,789	27.7485	27.29 - 28.04	Open Market Purchase

May 24, 2012	Institutional Partners III	161,836	27.7485	27.29 - 28.04	Open Market Purchase

May 25, 2012	Master Account	10,323	28.1166	27.83 - 28.31	Open Market Purchase

May 25, 2012	Capital Partners (100)	1,380	28.1166	27.83 - 28.31	Open Market Purchase

May 25, 2012	Institutional Partners III	124,797	28.1166	27.83 - 28.31	Open Market Purchase

May 29, 2012	Master Account	2,760	29.083	28.60 - 29.45	Open Market Purchase

May 29, 2012	Capital Partners (100)	369	29.083	28.60 - 29.45	Open Market Purchase

May 29, 2012	Institutional Partners III	33,371	29.083	28.60 - 29.45	Open Market Purchase

May 30, 2012	Master Account	11,836	28.0209	27.74 - 28.40	Open Market Purchase

May 30, 2012	Capital Partners (100)	1,582	28.0209	27.74 - 28.40	Open Market Purchase

May 30, 2012	Institutional Partners III	143,082	28.0209	27.74 - 28.40	Open Market Purchase

May 31, 2012	Master Account	24,701	27.847	27.51 - 28.10	Open Market Purchase

May 31, 2012	Capital Partners (100)	3,301	27.847	27.51 - 28.10	Open Market Purchase

May 31, 2012	Institutional Partners III	298,598	27.847	27.51 - 28.10	Open Market Purchase

June 1, 2012	Master Account	36,237	26.9637	26.505 - 27.07	Open Market Purchase

June 1, 2012	Capital Partners (100)	4,843	26.9637	26.505 - 27.07	Open Market Purchase

June 1, 2012	Institutional Partners III	438,059	26.9637	26.505 - 27.07	Open Market Purchase

June 4, 2012	Master Account	22,689	26.4373	26.02 - 27.01	Open Market Purchase

June 4, 2012	Capital Partners (100)	3,032	26.4373	26.02 - 27.01	Open Market Purchase

June 4, 2012	Institutional Partners III	274,279	26.4373	26.02 - 27.01	Open Market Purchase

June 5, 2012	Master Account	8,015	27.31772	26.85 - 27.60	Open Market Purchase

June 5, 2012	Capital Partners (100)	1,071	27.31772	26.85 - 27.60	Open Market Purchase

June 5, 2012	Institutional Partners III	96,889	27.31772	26.85 - 27.60	Open Market Purchase

June 5, 2012	Master Account	15,808	26.57541	25.87 - 26.85	Open Market Purchase

June 5, 2012	Capital Partners (100)	2,113	26.57541	25.87 - 26.85	Open Market Purchase

June 5, 2012	Institutional Partners III	191,104	26.57541	25.87 - 26.85	Open Market Purchase

June 6, 2012	Master Account	4,605	28.2114	27.96 - 28.50	Open Market Purchase

Page 16 of 18 Pages

June 6, 2012	Capital Partners (100)	615	28.2114	27.96 - 28.50	Open Market Purchase

June 6, 2012	Institutional Partners III	55,668	28.2114	27.96 - 28.50	Open Market Purchase

June 6, 2012	Master Account	4,849	28.7261	28.50 - 29.01	Open Market Purchase

June 6, 2012	Capital Partners (100)	648	28.7261	28.50 - 29.01	Open Market Purchase

June 6, 2012	Institutional Partners III	58,615	28.7261	28.50 - 29.01	Open Market Purchase

June 7, 2012	Master Account	2,458	21.277	20.89 - 21.50	Open Market Purchase

June 7, 2012	Capital Partners (100)	329	21.277	20.89 - 21.50	Open Market Purchase

June 7, 2012	Institutional Partners III	29,713	21.277	20.89 - 21.50	Open Market Purchase

June 7, 2012	Master Account	9,265	21.889	21.51 - 22.02	Open Market Purchase

June 7, 2012	Capital Partners (100)	1,238	21.889	21.51 - 22.02	Open Market Purchase

June 7, 2012	Institutional Partners III	111,997	21.889	21.51 - 22.02	Open Market Purchase

June 8, 2012	Master Account	541	24.3586	24.28 - 24.40	Open Market Purchase

June 8, 2012	Capital Partners (100)	72	24.3586	24.28 - 24.40	Open Market Purchase

June 8, 2012	Institutional Partners III	6,537	24.3586	24.28 - 24.40	Open Market Purchase

June 12, 2012	Master Account	4,433	29.0286	28.69 - 29.32	Open Market Purchase

June 12, 2012	Capital Partners (100)	593	29.0286	28.69 - 29.32	Open Market Purchase

June 12, 2012	Institutional Partners III	54,974	29.0286	28.69 - 29.32	Open Market Purchase

June 13, 2012	Master Account	5,607	27.5631	26.92 - 27.70	Open Market Purchase

June 13, 2012	Capital Partners (100)	750	27.5631	26.92 - 27.70	Open Market Purchase

June 13, 2012	Institutional Partners III	69,535	27.5631	26.92 - 27.70	Open Market Purchase

June 13, 2012	Master Account	6,214	27.8561	27.71 - 28.14	Open Market Purchase

June 13, 2012	Capital Partners (100)	832	27.8561	27.71 - 28.14	Open Market Purchase

June 13, 2012	Institutional Partners III	77,062	27.8561	27.71 - 28.14	Open Market Purchase

(1)	Excluding commissions.

(2)	The Reporting Persons undertake to provide, upon request by the staff of the Division of Corporation Finance of the Securities and Exchange Commission, full information regarding the number of shares of Common Stock purchased at each separate price.

Transaction Date	Person Named in Item 5(a)	Common Stock Subject to DB Forward Transaction	Price Per Share of Common Stock ($) [1]	Description of Transaction

June 7, 2012	Master Account	207,274	$25.5399	Forward Transaction (Right to Buy)

June 7, 2012	Capital Partners (100)	27,702	$25.5399	Forward Transaction (Right to Buy)

June 7, 2012	Institutional Partners III	2,505,663	$25.5399	Forward Transaction (Right to Buy)

June 8, 2012	Master Account	19,485	$25.5399	Forward Transaction (Right to Buy)

June 8, 2012	Capital Partners (100)	2,604	$25.5399	Forward Transaction (Right to Buy)

June 8, 2012	Institutional Partners III	235,548	$25.5399	Forward Transaction (Right to Buy)

Page 17 of 18 Pages

June 11, 2012	Master Account	73,361	$25.5399	Forward Transaction (Right to Buy)

June 11, 2012	Capital Partners (100)	9,805	$25.5399	Forward Transaction (Right to Buy)

June 11, 2012	Institutional Partners III	886,834	$25.5399	Forward Transaction (Right to Buy)

June 12, 2012	Master Account	111,968	$25.5399	Forward Transaction (Right to Buy)

June 12, 2012	Capital Partners (100)	14,982	$25.5399	Forward Transaction (Right to Buy)

June 12, 2012	Institutional Partners III	1,388,530	$25.5399	Forward Transaction (Right to Buy)

(1)	In the event that Master Account, Capital Partners (100) or Institutional Partners III elect to physically settle their respective DB Forward Transactions, such MHR entity is required to pay the DB Forward Price per Share to DB in exchange for each share of Common Stock underlying the DB Forward Transaction. The “DB Forward Price per Share” is initially $25.5399 and increases each day based on a formula that generally equals the initial DB Forward Price per Share multiplied by an interest rate generally equal to one-month LIBOR plus 0.85% per annum compounded monthly. See Item 6 herein.

Transaction Date	Person Named in Item 5(a)	Common Stock Subject to SG Forward Transaction	Price Per Share of Common Stock ($) [1]	Description of Transaction

June 14, 2012	Master Account	61,292	See Footnote 1	Forward Transaction (Right to Buy)

June 14, 2012	Capital Partners (100)	8,201	See Footnote 1	Forward Transaction (Right to Buy)

June 14, 2012	Institutional Partners III	760,086	See Footnote 1	Forward Transaction (Right to Buy)

(1)	In the event that Master Account, Capital Partners (100) or Institutional Partners III elect to physically settle their respective SG Forward Transactions, such MHR entity is required to pay the SG Forward Price per Share to SG in exchange for each share of Common Stock underlying the SG Forward Transaction. The “SG Forward Price per Share” will equal a weighted average of the VWAP price of the shares of Common Stock obtained during SG’s hedging period multiplied by 1.10% per annum plus certain fees payable to SG, and thereafter, the SG Forward Price per Share will increase generally at a rate equal to one-month LIBOR plus 0.85% per annum compounded monthly. The weighted average of the VWAP price of the shares obtained during SG’s hedging on June 14, 2012 was $27.0661. See Item 6 herein.

Page 18 of 18 Pages

Exhibit Index

Exhibit No.	Description

1	Joint Filing Agreement, dated as of June 14, 2012, by and among Institutional Partners III, Institutional Advisors III, Fund Management and Dr. Rachesky.

2	Forward Transaction Agreement, dated as of June 6, 2012, by and between Master Account, DB and Agent.

3	Forward Transaction Agreement, dated as of June 6, 2012, by and between Capital Partners (100), DB and Agent.

4	Amended and Restated Forward Transaction Agreement, dated as of June 12, 2012, by and between Institutional Partners III, DB and Agent.

5	Forward Transaction Agreement, dated as of June 14, 2012, by and between Master Account and SG.

6	Forward Transaction Agreement, dated as of June 14, 2012, by and between Capital Partners (100) and SG.

7	Forward Transaction Agreement, dated as of June 14, 2012, by and between Institutional Partners III and SG.